September 11, 2019

Jennifer K. Simpson
Chief Executive Officer
Delcath Systems, Inc.
1633 Broadway, Suite 22C
New York, New York 10019

       Re: Delcath Systems, Inc.
           Registration Statement on Form S-1
           Filed August 21, 2019
           File No. 333-233396

Dear Dr. Simpson:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed August 21, 2019

Cover Page

1. Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). For guidance, please see the Division of Corporation Finance's Securities Act Forms
       Compliance and Disclosure Interpretation Question 214.02 available on the Commission's website.
 Jennifer K. Simpson
Delcath Systems, Inc.
September 11, 2019
Page 2
The Company has a history of reverse splits..., page 28

2. We note your disclosure here and on pages 56, 60 and 97 that you are incorporating certain information into your prospectus by reference. Please provide us your analysis that led you to conclude that you are eligible to incorporate by reference as you have done.
Exhibits, page II-9

3. Please ensure that you have filed your complete certificate of incorporation as amended to date. In this regard, we note that exhibit 3.4 does not appear to authorize your Board of
       Directors to designate series of preferred stock; however, we note that your exhibit index also includes Certificates of Designations of preferred stock which appear to reflect that your board has designated series of preferred stock. Please include in your response the date that you filed a proxy statement related to any shareholder vote amending exhibit 3.4 to authorize preferred stock.
Undertakings, page II-10

4.     Please provide the undertaking required by Item 512(a)(2) of Regulation
S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Russell Mancuso, Branch Chief, at 202-551-3617 with any questions.



                                                            Sincerely,
FirstName LastNameJennifer K. Simpson
                                                            Division of
Corporation Finance
Comapany NameDelcath Systems, Inc.
                                                            Office of
Electronics and Machinery
September 11, 2019 Page 2
cc:       Michele F. Vaillant, Esq.
FirstName LastName